UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 333-256665

ABITS GROUP INC

Level 24 Lee Garden One 33 Hysan

Avenue Causeway Bay Hong Kong SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

The Registrant is furnishing this Report on Form 6-K to provide its unaudited consolidated financial statements as of and for the period of six months ended June 30, 2026, which are attached as Exhibit 99.2 to this Form 6-K.

On October 15, 2026, the Company issued a press release announcing its unaudited financial results for the first six months of 2026, which press release is attached as Exhibit 99.3 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibits are attached.

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
99.3	Press release dated October 15, 2026, titled “ABITS GROUP Inc Reports Unaudited Financial Results for the First Half of 2026”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: October 15, 2026	By:	/s/ Stephen Faucetta
	Name:	Stephen Faucetta
	Title:	Chief Executive Officer